UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.9)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007, Amendment No. 5 was filed on February 1, 2007, Amendment No. 6 was filed on March 22, 2007, Amendment No. 7 was filed on May 2, 2007 and Amendment No. 8 was filed on May 8, 2007 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), Dennis Pollack (“Pollack”), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Peter Bray (“Bray”) and LSBK06-08, L.L.C. (“LSBK”), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On May 8, 2007, D.F. King issued a Press Release in connection with Mr. Seidman's letter to John J. Davis dated May 7, 2007, stating:
The Committee to Preserve Shareholder Value Questions the Timing of Center Bancorp's "Strategic Alternatives" News Release.  This press release, in its entirety, is attached hereto as Exhibit A.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on May 4, 2007, the Reporting Persons owned beneficially an aggregate of 1,294,240 shares of Common Stock which constituted approximately 9.77% of the 13,248,406 shares of Common Stock outstanding as of April 2, 2007 as disclosed in the Issuer's 2007 Proxy Statement dated April 5, 2007.

Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman Manager, LSBK06-08, L.L.C.

                                                          Exhibit A

FOR IMMEDIATE RELEASE

THE COMMITTEE TO PRESERVE SHAREHOLDER VALUE QUESTIONS THE TIMING OF CENTER BANCORP’S “STRATEGIC ALTERNATIVES” NEWS RELEASE

PARSIPPANY, N.J., May 8 /PRNewswire/ -- In response to the news release issued by Center Bancorp, Inc. (Nasdaq: CNBC), Lawrence Seidman, a member of The Committee to Preserve Shareholder Value ("The Committee") today released the following letter sent to John J. Davis, President and CEO of Center Bancorp, Inc.

LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
May 7, 2007

Via facsimile (908)687-4992 and regular mail
John J. Davis, President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083

Dear Mr. Davis:

I am writing with respect to the May 7, 2007 press release issued by Center Bancorp, Inc. (“the Company”). The Company states that it “anticipates a review of a wide range of options in consultation with its advisors, including a possible sale of the Company, but there can be no assurance of any particular outcome.” As stated, this review is being done to explore the enhancement of shareholder value.

The timing of the press release, just one week before the annual meeting, is very suspicious. Why would the Board wait until now to engage an expert on these topics? Further, the vague wording of the release leads one to wonder: Does the Company now have an agenda it would prefer to not disclose?

The Board, and management, have tried to refocus the direction of the Company, restructured the balance sheet twice, and had an advisor perform an efficiency study, all without any success.

Thus, the Company’s statement that the strategic plan has improved “the value and long-term prospects of our Company” is surely not borne-out by the Company’s financial performance.

Very truly yours,

                                        /s/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN